Shanda Online Announces Senior Management Appointments

Shanghai, China – September 3, 2009 - Shanda Online Holdings Limited (“Shanda Online”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda” or the “Company”), today announced executive appointments within the leadership team of Shanda Online. These appointments will further strengthen the expertise and managerial talent within Shanda Online and further support the growth and development of its open platform strategy.

Jiang Bian has been named Vice President of operations of Shanda Online. Mr. Bian has numerous years of experience in product development and business information services. Prior to joining Shanda Online, he served as the marketing director for search engine products at Baidu. Mr. Bian was also a key member of Baidu’s product development team from 2003 to 2009, where he participated in many of the Baidu’s searching product and user-oriented product launches and development processes.

Qianghua Yu was named Chief Architect of Shanda Online in June 2009. Prior to joining Shanda Online, Mr. Yu served as the chief architect of 99Bill from 2006 to 2009, where he was responsible for technical strategy and product architecture, product research and development, system operation and maintenance. Mr. Yu has also served in various technology and engineering-related managerial roles in several renowned companies.

Xinhua Ji has been named Chief Security Officer of Shanda Online. Prior to joining Shanda Online, Mr. Ji worked at Tencent for 5 years where he served in numerous capacities including the director of management engineering, assistant general manager of security center and deputy general manager. Mr. Ji is currently a technology expert of the National Computer Virus Emergency Response Center, and had been a technology safety expert for the Beijing Olympics Security Safeguard Technology Coordination Committee.

“We are pleased to welcome the three industry experts to join and assume senior managerial roles in Shanda Online,” said Ms. Judy Wang, Chief Executive Officer of Shanda Online. “The expertise, experience and strong management capabilities of Mr. Bian, Mr. Yu and Mr. Ji will further strengthen our expertise in system operation, product development and security implementation, and drive continued development and fast growth of Shanda Online.”

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

About Shanda Online
Shanda Online Holdings Limited (“Shanda Online”) is an integrated online value-added service platform. Through its infrastructure, which includes a digital content delivery (“DDS”) system, a customer relationship management (“CRM”) system and a promotion-payment community (“PPC”) system, augmented by a world-class security system, Shanda Online provides full supporting services to the operators of various interactive entertainment contents. Shanda Online is a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA).

Contact
Shanda Interactive Entertainment Ltd.
Mabel Hsu, IR Associate Director
Vivian Chen, IR Manager
Maggie Yun Zhou, IR Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com